July 30, 2007

Via Edgar

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street N.W.

Washington, D.C. 20549

Mail Stop 3561

Attn.:	Linda van Doorn,
Senior Assistant Chief Accountant

Re:	Excellency Investment Realty Trust, Inc.

Form 10-KSB for the period ended December 31, 2006

Filed April 17, 2007

File No. 0-50675

Ladies and Gentlemen:

We are in receipt of the additional comments of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-KSB for the period ended December 31, 2006 (the “Annual Report”) of Excellency Investment Realty Trust, Inc. (the “Company”), by letter dated July 16, 2007 to Mr. David Mladen, the Company’s Chief Executive Officer, and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission’s letter. For your convenience, we have also inserted each of your comments above the corresponding response.

Note 3 - Notes Payable

Equity Line, page F-18

1.	SEC Comment: We have reviewed your response to prior comment 2. Please include the information contained in your response regarding the conditions that must be satisfied in your revised disclosure.

Response: The Staff’s comment is duly noted. The Company will include the additional information, regarding the conditions that must be satisfied for Dutchess to purchase shares of the Company’s common stock pursuant to the Investment Agreement, in the amendment to the Annual Report the Company plans to file (the “Amendment”).

Securities and Exchange Commission

July 30, 2007

Note 6 - Related Party Transactions

Property Management, page F-20

2.

SEC Comment: We have reviewed your response to prior comment 4 and reissue our comment in its entirety. We do not understand why the manner in which you discovered that White Knight had retained amounts in excess of their fee would affect the measures you have taken to collect the amount owed to you from the owners of White Knight, who, we understand, are now employees of your subsidiary.

Response: The information the Company provided, regarding the manner in which it discovered that White Knight had withheld amounts in excess of the management fee it was entitled to retain pursuant to the oral agreement it had with the Company, was presented to give the Staff a more complete understanding of the facts and circumstances.

As discussed in the final paragraph of the Company’s response to prior comment 4, the Company made a business decision not to pursue collection of the excess amounts White Knight retained and, therefore, has not taken any measures to collect such amounts.

White Knight is a service company with no significant assets. Following the Company’s termination of its oral agreement with White Knight, White Knight is, in essence, insolvent. In addition, the owners of White Knight are not high net worth individuals and, therefore, do not have the means to repay the amounts in question. As a result of the foregoing, the Company determined it would be futile to attempt collection of such amounts.

In the Amendment, the Company will reclassify the amounts of rent collected and retained by White Knight in excess of expenses White Knight paid on the Company’s behalf as a bad debt expense from a related party.

Repayment of Loans made by an Officer/Director, page F-21

3.

SEC Comment: We have reviewed your response to prior comment 5, including the rollforward included as Appendix A. We note that the rollforward does not agree to the amounts disclosed in this footnote, which indicates that only $132,954 of the principal and $12,544 of interest was paid in 2006.

Response: The Staff’s comment is duly noted. The Company intends to revise the disclosure in Note 6 of the Amendment to agree with the amounts presented in the rollforward. As revised, the disclosure in Note 6 of the Amendment will state:

“At various times in 2003, 2004, and 2005, David Mladen, the Company’s majority stockholder and sole officer and director, made unsecured loans to Eternal Enterprise, Inc., in the aggregate amount of $399,829, at an interest rate of 6% per annum (the “Mladen Loans”),

Securities and Exchange Commission

July 30, 2007

due on or before May 10, 2010. Through December 31, 2005, a total of $42,380 of interest accrued and was unpaid on the principal amount. As a result, as of December 31, 2005, the balance of the Mladen Loans was $442,209. In fiscal 2006, Mr. Mladen loaned the Company an additional $15,745. Prior to December 31, 2006, the Company prepaid to Mr. Mladen the entire balance due of $457,954. Of that amount, $415,574 was principal and $42,380 was interest. As a result, as of December 31, 2006, the balance of the Mladen Loans was $-0-.

Note 7 - Stockholders’ Deficit

Liquidated Damages, page F-21

4.

SEC Comment: We have reviewed your responses to prior comments 6 and 7. It appears that you have calculated your derivative liability as of December 31, 2006 using a probability analysis in accordance with FSP EITF 00-19-2. Please clarify to us the date on which you adopted the FSP and how you have complied with all of the requirements of the FSP.

Response: The derivative liability as of December 31, 2006 was not calculated under EITF 00-19-2. Through December 31, 2006, the Company accounted for the Registration Rights Agreement as a separate freestanding instrument and accounted for the liquidated damages provision as a derivative liability subject to SFAS 133 and EITF 00-19. Accordingly, the liability was recorded at estimated fair value based on an estimate of the probability and costs of cash penalties being incurred and was revalued at each balance sheet date, with changes in value recorded in other income. As of December 31, 2006, the liability amounted to approximately $1,241,000 and was included on the balance sheet as a derivative liability. For the year ended December 31, 2006, the Company recorded a loss on derivative instrument of $917,000.

As of January 1, 2007, the Company adopted View C of EITF 05-4, “Effect of Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19.” Subsequently, the Company elected to record the effects of adopting FSP 00-19-2 using the cumulative-effect transition method, which resulted in eliminating its derivative liability at the beginning of the first quarter of fiscal 2007, and recorded the offsetting cumulative-effect entry to the opening accumulated deficit in accordance with GAAP guidance. In addition, this created a registration rights liability valued in accordance with SFAS No. 5 estimated at $1,620,000. The cumulative adjustment was not recorded in the statements of operations and previous periods were not adjusted. The impact on previously reported accounts as of December 31, 2006, adjusted effective January 1, 2007, were as follows:

Securities and Exchange Commission

July 30, 2007

	December 31, 2006	FSP 00-19-2 cumulative-effect adjustment	January 1, 2007
Derivative liability	$1,241,000	$(1,241,000)	$-
Registration rights liability	$-	$1,620,000	$1,620,000
Accumulated deficit	$(8,130,173)	$(379,000)	$(8,509,173)
Total stockholders’ equity	$(5,892,687)	$(379,000)	$(6,271,687)

5.

SEC Comment: It appears that your probability analysis as of December 31, 2006 improperly includes consideration of subsequent events. Please revise your calculations to reflect accruals beginning November 1, 2006.

Response: It is the Company’s understanding that there are two types of subsequent events which require consideration by management in connection with preparation of the Company’s financial statements. The first type consist of those events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. In connection with these “type 1” subsequent events, (a) all information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based, and (b) the financial statements should be adjusted for any changes in estimates resulting from the use of such evidence. The second type of subsequent event consists of those events that provide evidence with respect to conditions that did not exist at the date of the balance sheet being reported on but arose subsequent to that date. These “type 2” events should not result in adjustment to the financial statements.

Prior to the Company’s filing of the Annual Report on April 17, 2007, David Mladen agreed to waive any liquidated damages due to him, as a result the Company’s failure to satisfy certain of its registration requirements, through March 31, 2007. The Company determined that this event provided additional evidence with respect to the valuation of its derivative liability at December 31, 2006 and, therefore, was a “type 1” subsequent event. Accordingly, the Company gave consideration to Mr. Mladen’s waiver of liquidated damages in connection with its fair value computation at December 31, 2006. Consequently, the Company does not believe that it needs to revise its calculations to reflect accruals beginning November 1, 2006.

Please do not hesitate to contact the undersigned or Eric C. Mendelson of our office with any questions or further comments.

Very truly yours,

/s/ Jeffrey A. Rinde
Jeffrey A. Rinde, Esq.
Partner of the Firm